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Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Almah, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Articles 1 and 3 are amended in their entirety as set forth on Exhibit A attached hereto and made a part hereof.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 66.33%

4. Effective date of filing: (optional)	May 24, 2013
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Terrence W. Norchi
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Amend Profit-After

This form must be accompanied by appropriate fees.

Revised: 3-6-09

EXHIBIT A

TO

CERTIFICATE OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

ALMAH, INC.

Article 1. The name of the corporation is Arch Therapeutics, Inc.

Article 3: The amount of total authorized capital stock of the corporation is Three Hundred Million (300,000,000) shares of common stock, par value $0.001 per share.